Exhibit 99.2

Management’s Discussion and Analysis

For the Second Quarter of 2012

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

The following management’s discussion and analysis ("MD&A"), which is dated as of August 10, 2012, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three and six-month periods ended June 30, 2012 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and six-month periods ended June 30, 2012 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2011. All dollar amounts in this MD&A are expressed in thousands of dollars, and unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 26, 2012, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENT

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration, development and mining industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

GENERAL

Banro is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company is also performing exploration activities at its DRC properties with the objective of increasing its mineral resources.

Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of the gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limit the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

HIGHLIGHTS

(i) Financial

•	On March 2, 2012, the Company announced the closing of a $175,000 debt financing. This debt offering (the “Offering”) by the Company of 175 units consisted of $175,000 aggregate principal amount of senior secured notes (the “Notes”) and 8,400 warrants (the “Warrants”) to purchase an aggregate of 8,400 common shares of the Company. Each Warrant entitles the holder to purchase one common share of the Company at a price of $6.65 for a period of 5 years. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. The first interest payment date is September 1, 2012 and will consist of interest accrued from and including March 2, 2012 until September 1, 2012. The net proceeds from the Offering will be used for the development of the Company’s Namoya project and general corporate purposes, and were used for the repayment of the Line of Credit (see “Liquidity and Capital Resources” below).

(ii) Operational

•	During the first six months of 2012 and up to the date of this MD&A, Twangiza continues commissioning and ramping up to full commercial production.
•	During the six-month period ended June 30, 2012, Twangiza produced 32,707 ounces of gold.
•	The issue of excessive vibration of the No. 1 Ball Mill motor was resolved in July 2012 and both mills at the Twangiza plant are now fully operational. The Company anticipates the declaration of commercial production within the third quarter of 2012.

(iii) Construction, Development & Exploration

(a) Namoya

In January 2012, the Company released an updated economic assessment for Namoya.

With the considerable progress being made on access roads to the site, earthworks equipment and other materials have been arriving at a steady pace allowing for the ramp up of development during the dry season.

(b) Lugushwa

An in-house resource modelling based on all data sets collected is expected to be finalized and published in the third quarter of 2012.

(c) Kamituga

The drilling program of Kamituga, which commenced in the first quarter of 2012, continued in the second quarter of 2012, involving reverse circulation (RC), diamond and auger drilling with continued focus on the Kibukila prospect.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

TWANGIZA MINE

During the first two quarters of 2012 and subsequently up to the date of this report, the following progress was made in the key areas indicated below with respect to the construction of the Twangiza mine:

•	Resettlement

To date, 222 households have been resettled. It is expected that a further 27 households will be compensated and resettled during the remainder of 2012.  In addition, a further 11 houses are awaiting occupants and construction is underway on 31 additional houses. Construction of both the market and medical clinic is complete and arrangements are being made to hand these facilities over to the community. Resettlement is being conducted in a phased manner to suit construction and mining plans and to enable construction activities to proceed effectively.

•	Mine Infrastructure

Improvements to the supply of both raw and return water to the plant have been identified in order to enable increased throughputs to be achieved. Further areas where improvements can be made to increase throughputs are in the process of being identified and evaluated now that the No. 1 Ball Mill is back in operation. Work at the fuel facility has re-commenced after receipt of materials and the facility is expected to be complete by the end of August.

•	Accommodation

Security fencing is being installed around the main accommodation area.

•	Tailings Management Facility

Construction work associated with the front wall will be halted at a height of a few metres below the original two year level due to extra capacity being created by excavations within the bowl, and the focus of work has shifted to the toe of the dam in order to complete toe drain excavations before the onset of the next wet season. It is planned to extend the toe by 50 metres which will provide several years capacity for pit and basin waste.

•	Owner Mining Transition

The transition to owner mining was completed successfully. All contractor personnel who wished to continue working for the Company were brought over to the Company effective June 1, 1012.

As at the date of this MD&A, the Twangiza mine continues to ramp up to full production and the Company has been working towards optimising the plant processes to ensure sustainable production and recoveries. Recoveries averaged 83% by the end of the second quarter of 2012. The Twangiza plant has been operating at an average of approximately 60% of plant throughput capacity for the first six months of 2012, primarily as a result of the downtime of No. 1 Ball Mill. In late June, the Company commenced repairs on the No. 1 Ball Mill motor to resolve its issue of excessive vibration. The concrete plinth on which the mill motor stands was extended and a new motor base plate was fabricated to prevent further vibrations. The mill recommenced operations as of July 19, 2012 and vibration testing indicated results well below the specified maximum allowable. The Twangiza plant has since achieved planned throughputs, with sustained performance being required in order to declare commercial production.

NAMOYA MINE DEVELOPMENT

Activity at the Namoya mine site has seen an increase in construction activities during the second quarter of 2012 as management intends to utilize the dry season to mobilize mine development activities. The following progress has been made in the key areas indicated below with respect to the construction of the Namoya mine:

•	Mechanical & Other Equipment

Planning and coordination activities with respect to the Namoya mine development were completed in February 2012, including the logistics of transferring surplus earth moving and erection equipment from the Twangiza site to Namoya. Orders for long lead mechanical equipment have begun to be fulfilled, with earthmoving equipment being delivered to site. Improvements have been made to the Baraka and Kavumu transit facilities to help better facilitate the inflow of equipment and materials.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

•	Resettlement

During the first quarter of 2012, management had been working with the local community surrounding Namoya to determine resettlement and housing needs. In Q2 2012, subsequent to the finalization of the resettlement schedule in Q1 2012, the mobilization of construction companies has commenced, real estate development completed and the first set of plots for the resettlement village has been marked.

•	Access Roads

Further progress has been achieved on the access roads leading to the Namoya site, including the completion of the Kama Bridge, which will prove useful to the Company and local community. The heap leach perimeter road is 80% complete while progress is also being made on the plant site perimeter road with the continued clearing of surrounding bush.

•	Accommodation

Accommodations for site staff are being shared between exploration and development camps as the labor contingent grows and required materials continue to arrive on site. Terracing work, including pushing, leveling and compaction of insitu and loose soil, continues to make progress resulting in 50% completion of the terraces required for the operators’ camp.

•	Engineering Design & Earthworks

All long reach drilling, auger drilling and test pits for the geotechnical survey, including all standard percussion tests, have been completed on site under observation by a geotechnical consultant. The drilling and samples cover all areas of the plant including the primary crusher area and heap leach pads and ponds. Finalization of earthworks designs will be forthcoming on a progressive basis. All conveyor designs have been completed and certified drawings for key equipment, such as the primary crusher, vibrating feeders, and apron feeder, have been provided allowing for the detailed civil and structural designs to commence.

•	Tailings Management Facility

The design of the tailings management facility progressed well with all geotechnical work completed. Additional test work of tailings solution is underway to determine the final size of this facility.

•	Personnel resourcing

As activity increases in and around the development of the Namoya mine site, the recruitment and training of employees continues in order to maintain steady progress of construction.

EXPLORATION

(i) Twangiza Property

Regional exploration work carried out at Twangiza during the first half of 2012 focused on the Ntula and Luntukulu prospects. This included trenching and geological mapping in tandem with rock chip and channel sampling. Offsite efforts focused on the interpretation of field data and analytical results, updating of geological maps, and planning of the drilling program for Kabiza. The Mufwa regional work was put on hold until further consultation with all stakeholders had been completed.

19 trenches totaling 1,553.35 metres were completed east of the Ntula and Luntukuru prospects. This was aimed at testing the strike extension of the mineralized zones intersected in previous trenches. A total of 1,565 samples were collected for analysis.

Geological mapping in tandem with rock chip/channel sampling continued during the reporting period in workings within the Ntula and the Luntukuru areas. The mapping program aims to enhance the understanding of the style of the mineralization and to generate additional targets around the workings. A total of 284 rock chip samples were collected for analysis.

Additional information regarding Twangiza is included in the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

(ii) Namoya Project

Field work at Namoya during the first six months of 2012 focused on:

•	Exploration drilling at Namoya Summit-Filon B, Namoya Summit extension, Filon B, Kangurube and Seketi;

•	Resource drilling at the Kakula prospect;

•	Infill resource drilling on the Namoya Summit and Muviringu deposits;

•	Geotechnical drilling for construction sites investigations;

•	Sampling of fresh mineralized core intersections for metallurgy test work; and

•	Drill sites preparation at Namoya Summit extension, Namoya Summit-Filon B, Kakula, Muviringu, Seketi, Namoya Summit, and Mwendamboko.

Exploration drilling of 35 diamond drill holes totaling 2,610.25 metres was completed at the plant infrastructural sites, Namoya Summit extension, Filon B, Seketi, and Kangurube prospects. A total of 2,116 drill core samples representing 1,992.29 metres have been sent for sample preparation and analysis. In addition, 68 Standard Penetration Test samples were collected for further laboratory testing and analysis.

Additional samples for metallurgical test work for the hybrid heap leach and gravity process option are underway at the SGS South Africa (Pty) laboratory in Johannesburg, South Africa. Initial results have demonstrated the amenability of the ore body to the hybrid process option.

The primary goal of the 2012 exploration program is to outline additional mineral resources to expand the current resource base of Namoya. The program will also focus on:

(a) refining the geological model and update the resource estimates;

(b) definition drilling on the four principal deposits of Mwendamboko, Kakula, Muviringu and Namoya Summit;

(c) continued delineation drilling of the other targets including, Kangurube, Seketi and Filon B within the main grid;

(d) commencing deep drilling on the four principal deposits to generate additional primary ore mineral resources to pave the way for the economic studies of the primary ore;

(e) target generation programs on the rest of the concession; and

(f) geotechnical drilling and site investigation studies of the plant and other infrastructural sites, including sterilization and ground water drilling.

Additional information with respect to Namoya is contained in the technical report of Venmyn Rand (Pty) Ltd dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(iii) Lugushwa Project

The Company's focus at Lugushwa is on upgrading the inferred mineral resources to higher confidence resources, progressing to the completion of a preliminary economic assessment (“PEA”). An increased amount of metallurgical test work was also carried out during the first six months of 2012.

An in-house resource modelling based on all data sets collected is expected to be finalized and published in the third quarter of 2012.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Field activities in 2012 have focused on:

•	Infill and follow-up auger drilling program at the G7-Mapale, G8-Kolo and Carrière A prospects, D18-19 deposit and Kabonzo-Miasa target.

•	Surface mapping and channel sampling at the G8-Kolo and Carrière A prospects and at the D18-19 deposit.

•	Surface mapping with a heavy mineral and channel sampling program along anomalous stream catchments in the Kabonzo-Miassa area.

•	Surface mapping concurrent with stream sediment sampling, rock chips and channel sampling in the Kabikokole and Kamwanga targets.

A total of 235 auger holes were completed from which 1,566 auger samples, equivalent to 1,296.70 metres of augering, were taken. Eighteen channels totaling 330.30 metres were completed from which 334 channel samples were collected. A total of 56 rock chips, 64 stream sediment and 41 heavy minerals samples were collected during the first half of the year.

A 5,000 metre shallow delineation and definition drilling with focus on the oxide material is underway to expand and improve the confidence of estimated oxide resources.

The bulk of the proposed exploration work for 2012 at the Lugushwa project will focus on the completion of a PEA. Following the results of a PEA, shallow drill infill oxide drilling is planned to be implemented. There will also be a refocus of regional exploration towards the southern part of the concession which has the most favourable and consistent results. Once a PEA is completed, the Company intends to undertake a pre-feasibility study at Lugushwa.

(iv) Kamituga Project

Exploration activities at Kamituga are focused on: (a) regional targets located outside the old mine workings to identify additional zones of oxide mineralization; (b) exploration drilling at the Little Mobale open pit to identify bulk tonnage resources, where disseminated sulphide wall rock mineralization may have been neglected in the past, when the mining focus was on high grade quartz veins and stock works, and (c) continued exploration drilling at the Kibukila prospect.

During the second quarter of 2012, a further nine RC drill holes totaling 1,187 metres were completed and 1,192 samples were generated as a result. An additional eight diamond drill holes totalling 907.35 metres were also completed during the second quarter. Six trenches totaling 164.50 metres were excavated and 158 samples were collected in Filon20, Kalingi and Bitanga prospects.

Gridding and soil sampling activities continued with the objective of covering the north-western part of the concession (Manungu) as an extension to the current Kamituga soil coverage. The area was prioritized due to prospective rock package, folding and a circular feature visible in airborne geophysical data with known occurrence of artisanal gold mining. In total, 86.56 lines km of grid were opened and 2,330 soil samples and two rock chip samples were collected in Manungu and Kobokobo prospects on a 160metre x 40metre grid pattern.

The 2012 exploration program will continue to focus on delineation drilling of the Kibukila prospect and other targets within the Kamituga Central area. An extensive regional exploration program will also be initiated outside the Kamituga Central area to outline further drill targets.

(v) Regional Exploration Projects

SRK Consulting (UK) Ltd. carried out further interpretation and target generation work in 2009, with ground follow-up planned to commence in the third quarter of 2012.

Preliminary reconnaissance of the exploration permit areas located contiguous to the Lugushwa, Kamituga and Twangiza properties is expected to be undertaken during the third quarter of 2012.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Qualified Persons

Daniel K. Bansah, the Company's Vice President, Exploration, and Colin Belshaw, the Company’s Vice President, Operations, each of whom is a "qualified person" as such term is defined in National Instrument 43-101, have reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

RESULTS OF OPERATIONS

For the six-month period ended June 30, 2012 the Company reported a net loss of $7,641, or $0.04 per share, compared to a net loss of $3,637, or $0.02 per share, reported for the same period in 2011. For the three-month period ended June 30, 2012 the Company reported a net loss of $4,171, or $0.02 per share, compared to a net loss of $2,104, or $0.01 per share, reported for the same period in 2011. During the three and six-months ended June 30, 2012, significant changes in operating expenses occurred in the expense categories described below as compared to the corresponding periods of 2011:

Consulting, management and professional fees

Consulting, management and professional fees decreased to $274 and $509, respectively, for the three and six month periods ending June 30, 2012 compared to $329 and $894 incurred during the same respective periods in 2011. The decrease in expenses within this category was primarily due to higher accounting and legal-related fees in 2011 with respect to the Company’s transition to International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The Company also incurred higher consulting fees during the first six months of 2011 in connection with the Company’s strategic planning.

Employee Benefits

Employee benefits increased to $1,420 during the first six months of 2012 from $1,136 incurred during the same period in 2011, mainly as a result of employee benefit readjustments in light of the Company’s transition from developer to producer. However, employee benefits decreased to $605 in the second quarter of 2012 as compared to $675 during the second quarter of 2011 due to an accounting adjustment for shared expenses with related companies during the second quarter of 2012.

Share-based payment expenses

The fair value of employee share-based compensation recorded during the three and six month periods ending June 30, 2012 increased to $1,794 and $3,146, respectively, from $715 and $1,376 recorded during the respective corresponding periods in 2011 as a result of additional stock options issued to employees, directors and officers of the Company during the six month period ended June 30, 2012.

Interest and bank expenses

The Company incurred interest and bank expenses of $635 and $856, respectively, for the three and six month periods ending June 30, 2012 compared to $12 and $23 incurred during the respective corresponding periods in 2011. The increase in this category is mainly due to interest expenses accrued during the first two quarters of 2012 in relation to the $175,000 debt financing completed by the Company in March 2012.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Travel and promotion

Travel and promotion expenses incurred for the three and six month periods ending June 30, 2012 increased to $544 and $1,038, respectively, from $401 and $871, respectively, for the corresponding periods in 2011. This increase was due to a greater frequency of visits to the Company’s projects in the DRC and increased investor relations activities during the first two quarters of 2012 as compared to the same periods in 2011.

Foreign exchange gain

The Company recorded foreign exchange losses of $101 and $13, respectively, during the three and six month periods ended June 30, 2012, compared to foreign exchange gains of $163 and $1,165 recorded during the respective corresponding periods in 2011. Fluctuations in the value of the United States dollar relative to the Canadian dollar were not as frequent for the six-month period ending June 30, 2012 as compared to the same period in 2011.

Exploration and evaluation expenditures

During the first six months of 2012, the Company incurred exploration and evaluation expenditures of $15,018 (compared to $12,484 for the corresponding period in 2011) capitalized as exploration and evaluation assets in the Company’s interim condensed consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

	For the six month periods ended
	June 30, 2012	June 30, 2011
Twangiza project	$2,849	$4,101
Namoya project	5,165	4,436
Lugushwa project	3,036	2,904
Kamituga project	3,925	1,010
Banro Congo Mining SARL	43	33
Total	$15,018	$12,484

Mine development expenditures

During the first six months of 2012, the Company incurred development expenditures of $87,199, offset by pre-commercial production revenues of $53,704, with respect to the construction of the Company’s Twangiza mine and the development of the Namoya mine, capitalized in the interim condensed consolidated statement of financial position as Mines under construction.

	Twangiza Mine	Namoya Mine	Total
	$	$	$
Mine development expenditures	58,905	28,294	87,199
Pre-production commercial revenue	(53,704)	-	(53,704)
Total	5,201	28,294	33,495

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of 2012. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

	2012	2012	2011	2011
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net loss	$(4,171)	$(3,470)	$(2,883)	$(2,805)
Net loss per share	$(0.02)	$(0.02)	$(0.02)	$(0.01)

	2011	2011	2010	2010
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net income (loss)	$(2,104)	$(1,533)	$(1,685)	$1,210
Net income (loss) per share	$(0.01)	$(0.01)	$(0.01)	$0.01

The Company recorded a loss of $4,171 for the three month period ended June 30, 2012, which was higher than the first quarter of 2012 primarily due to higher interest of $533 in relation to the long-term debt as compared to the first quarter ($178). During the first quarter of 2012, the Company recorded a loss of $3,470 which was impacted primarily by increased share-based payment expense, travel and promotion as well as interest and bank expenses while employee benefits decreased as the employees benefits recorded during the fourth quarter of 2011 included year end performance bonuses. In addition, a lower exchange gain of $88 was recorded in the first quarter of 2012 compared to a foreign exchange gain of $267 that was recorded in the fourth quarter of 2011. During the fourth quarter of 2011, the Company recorded a loss of $2,883 which was consistent with the loss recorded in Q3 of 2011. During the three month period ended September 30, 2011, the Company incurred a net loss of $2,805 which was significantly impacted by a change in exchange rates and a high volume of cash transactions in various currencies resulting in a foreign exchange loss. The Company recorded a net loss of $2,104 during the second quarter of 2011 which was greater than the net loss of $1,533 during the first quarter of 2011 mainly due to increased employee benefits and stock-based compensation expenses recorded during the second quarter of 2011. The Company’s net loss of $1,533 recorded during the first quarter of 2011 did not significantly vary compared to a net loss of $1,685 incurred in the previous quarter. During the fourth quarter of 2010, the Company incurred a net loss of $1,685 which, as compared to the net income of $1,210 recorded during the third quarter of 2010, was mainly due to the following: (a) decreased foreign exchange gain of $2,052 recorded in the fourth quarter of 2010, compared to a foreign exchange gain of $4,298 recorded during the third quarter of 2010; and (b) decreased salaries of $1,173 incurred during the fourth quarter of 2010 compared to salaries of $1,719 incurred during the third quarter of 2010.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2012, the Company had cash and cash equivalents of $106,135 compared to $9,696 as at December 31, 2011. The Company’s liquidity position significantly improved in the first quarter of 2012 as the Company completed its Offering in March 2012 wherein the Company received $175,000 in exchange for the issuance of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017, and 8,400 Warrants.

In December 2011, the Company’s DRC subsidiary, Twangiza Mining SARL, established a line of credit facility with a bank in the DRC (the “Line of Credit”). The Line of Credit was a nine month line of credit facility with a maximum drawdown available of $15,000. The full amount had been drawn down early in 2012 and, as of the date of this MD&A, the Line of Credit and all accrued interest thereon has been fully repaid.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

During the six-month period ended June 30, 2012, the Company spent $14,488 in cash for exploration and evaluation expenditures and $26,205 in cash for Twangiza mine and Namoya development expenditures (compared to $11,366 spent in exploration and evaluation expenditures and $55,514 spent on the Twangiza project during the six-month period ended June 30, 2011). In addition, during the first six months of 2012 the Company spent $3,054 on capital assets (compared to $1,128 spent during the same period in 2011) to carry on its projects in the DRC.

Based on the revenues expected to be earned from the Company’s Twangiza mine, together with the Company’s existing cash on hand which includes net proceeds from the Company’s Offering that closed in March 2012, the Company expects to have sufficient funds to carry out its proposed 2012 operating budget and to undertake the construction of the Namoya mine. However, if the Company experiences production delays, breakdowns, cost overruns or delays in completion schedules, there may be a need to raise additional financing in order to complete the Namoya mine and fund overhead costs and other projects. There is no assurance that such financing will be available on acceptable terms, if at all.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as of June 30, 2012 are described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$436	$148	$288	$-	$-
Long-term debt	$175,000	$-	$-	$175,000	$-
Long-term debt interest	$87,500	$17,500	$52,500	$17,500	$-

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements is included in the following notes:

Estimates:

Environmental rehabilitation provision

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation.  During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the six-month periods ended June 30, 2012 and June 30, 2011 included:

Six months ended	June 30, 2012	June 30, 2011
Risk free interest rate	1.03% - 1.91%	2.01% - 2.31%
Expected life	3 years	3 years
Annualized volatility	62.00% - 77.17%	89.22% - 92.12%
Dividend yield	0.00%	0.00%
Forfeiture rate	1.00%	2.00%
Grant date fair value	$1.43 - $2.29	$1.67 - $2.06

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Depreciation of mining assets

It is anticipated that upon commencement of commercial production, the Company will apply the units of production method for amortization of its mine assets based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Judgments:

Commencement of production

The Company assesses the stage of each mine under construction to determine when a mine moves into the production stage. Production is considered to commence when the mine is substantially complete and ready for its intended use. At this point, depreciation commences.

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive loss during the period the new information becomes available.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

An amendment to IAS 1, Presentation of financial statements (“IAS 1”) was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future, such as foreign currency differences on disposal of a foreign operation, if certain conditions are met from those that would never be reclassified to profit or loss. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

An amendment to IAS 19, Employee Benefits (“IAS 19”) was issued by the IASB in June 2011. The amendment requires recognition of changes in the defined benefit obligations and in fair value of plan assets when they occur, hence accelerating the recognition of past service costs. The amendment also modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 27, Separate financial statements (“IAS 27”) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 28, Investments in associates and joint ventures (“IAS 28”) was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In October 2011, the IFRS Interpretations Committee (“IFRIC”) published IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). The Interpretation requires stripping activity costs, which provide improved access to ore, to be recognized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortized on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate. The requirements of IFRIC 20 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 18(c) of the Interim Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, the DRC and South Africa. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers, covering some exposure through receivables insurance, documentary credit and seeking prepayment or other forms of payment security from customers with an unacceptable level of credit risk. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. See Note 18(d) of the Interim Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt, all other financial obligations of the Company including accounts payable of $24,329, accrued liabilities of $7,969, and due to related parties of $135 are due within one year.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 10, 2012, the Company had outstanding 200,663 common shares, stock options to purchase an aggregate of 15,290 common shares, 8,400 Warrants and broker warrants to purchase an aggregate of 1,025 common shares.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above (which includes remuneration of key management personnel that has been capitalized to the mines under construction and exploration and evaluation assets), during the three and six month periods ended June 30, 2012 and 2011 was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	$	$	$	$
Short-term employee benefits	760	756	4,606	1,496
Other benefits	25	16	53	33
Employee retention allowance	5	44	70	84
Share-based payments	522	1,241	9,018	1,368
	1, 312	2,057	13,747	2,981

During the three and six months ended June 30 2012, directors fees of $64 and $136, respectively, (three and six months ended June 30, 2011 - $56 and $113) were paid to non-executive directors of the Company.

During the three and six month periods ended June 30, 2012, legal fees of $137 and $672, respectively, (three and six months ended June 30, 2011 - $20 and $255), incurred in connection with the Company’s debt financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at June 30, 2012, the balance of $135 (December 31, 2011 - $23) owing to this legal firm was included in due to related parties in the interim condensed consolidated statement of financial position.

During the three and six month periods ended June 30, 2012, the Company incurred common expenses of $99 and $136, respectively, (three and six months ended June 30, 2011 - $9 and $23) in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at June 30, 2012, an amount of $200 (December 31, 2011 – $166) owing from Loncor was included in due from related parties in the interim condensed consolidated statement of financial position.

During the three and six month periods ended June 30, 2012, the Company incurred common expenses of $176 and $192, respectively, (three and six months ended June 30, 2011 - $19 and $23) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at June 30, 2012, an amount of $nil (December 31, 2011 - $nil) owing from Gentor was included in due from related parties in the interim condensed consolidated statement of financial position.

As at June 30, 2012, an amount of $6 (December 31, 2011 - $6) was due to Delrand Resources Limited. Amounts due to Delrand Resources Limited are included in Investment in Associate in the interim condensed consolidated statement of financial position.

These transactions are in the normal course of operations and are measured at the exchange amount.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

OTHER RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

In March 2012 the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing the Company has a significant amount of indebtedness. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its obligations under the Notes. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

All of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company has only generated pre-production revenue. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Banro Corporation
Interim Management’s Discussion and Analysis – Second Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

The Company's exploration and, if applicable, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the three and six month periods ended June 30, 2012, the Company recorded foreign exchange losses of $101 and $13, respectively, (three and six month periods ended June 30, 2011 – foreign exchange gains of $163 and $1,165, respectively), due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 26, 2012 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

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